

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

March 17, 2010

Michael T. Adams
Chief Financial Officer
Lapolla Industries, Inc.
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032

> **RE:** **Lapolla Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 1-31354**

Dear Mr. Adams:

We have reviewed your response letter filed on March 5, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 10-K for the Year Ended December 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 8

2. We have read your response to comment two from our letter dated February 4, 2010. You indicated that you do not believe that it is necessary to amend your

2008 Form 10-K to disclose the non-compliance of your debt covenants based on the fact that your lender did not call the debt due and your most recent balance sheet in your Form 10-Q had the debt classified as current. Given that you were not in compliance with your debt covenants and you did not get an official waiver from your lender, please tell us how you determined that it is not necessary to classify your revolving credit note as "current" as of December 31, 2008. We also continue to believe that your non-compliance with your debt covenants should be disclosed accordingly. Please also separately address your classification of your revolving credit note as long-term as of March 31, 2009 and June 30, 2009. Refer to SFAS 78. If you conclude that your revolving credit note should be classified as "current," please do so in your 2008 and 2009 financial statements as restated to address comment three from our letter dated February 4, 2010 and provide clarifying disclosures regarding the reclassification.

Certain Relationships and Related Transactions, and Director Independence, page 20

3. We have read your response to comment three from our letter dated February 4, 2010. With the assumption that you will file your Form 10-K for the year ended December 31, 2009 on a timely basis, we will not object to your second alternative whereby you agree to include restated selected quarterly financial data for fiscal 2009 and 2008 and restated fiscal 2008 financial statements and notes in your fiscal 2009 Form 10-K. We remind you that when you present your restated financial information you should appropriately address the following:
   * Ensure your auditors include an explanatory paragraph addressing the 2008 restatement in their audit opinion;
   * Label all affected financial statement periods as restated;
   * Fully comply with FAS 154, paragraphs 25 and 26;
   * Provide full disclosures in all relevant portions of the document, including MD&A, selected financial data, and quarterly financial data; and
   * With reference to Items 307 and 308(c) of Regulation S-K, ensure your Item 9A. disclosures include the following:
       * a discussion of the restatement and the facts and circumstances surrounding it;
       * how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal controls over financial reporting; and
       * a discussion of anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements.

Form 10-Q for the Quarter Ended September 30, 2009

General

4. Please address the comments above in your interim filings as well.

Financial Statement

Note 7. Revolving Credit and Term Loan Agreement and Related Agreements, page 6

5. We have read your response to comment six from our letter dated February 4, 2010. It does not appear that you have disclosed whether you were in compliance with your debt covenants as of September 30, 2009. Please tell us supplementally and ensure future filings clearly indicate whether or not you are in compliance with your debt covenants. Please also specifically disclose in future filings if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Note 8. Derivatives and Fair Value, page 6

6. We have read your response to comment seven from our letter dated February 4, 2010. Please provide a comprehensive legal analysis explaining the basis under state corporate and federal securities law for your decision to remove your Series A preferred shares from your books and to derecognize these shares. Please also tell us what consideration you gave to the need for a shareholder vote on the modification of this class of securities.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief